Contact

www.linkedin.com/in/dan-oblinger (LinkedIn)
analyticsfire.com (Company)

Top Skills

Machine Learning
Artificial Intelligence
Computer Science

Publications

Similarity-based alignment and generalization
Layering Advanced User Interface Functionalities onto Existing Applications
An Alternative to Deduction
Programming-by-Demonstration for Behavior-based User Interface Customization
A quantification of distance bias between evaluation metrics in classification

Patents

Method for providing dynamic process step annotations
Customer self service subsystem for response set ordering and annotation
Customer self service subsystem for classifying user contexts
Methods and apparatus for customizing user-interface control in existing application
Customer self service subsystem for adaptive indexing of resource solutions and resource lookup

Dan Oblinger

CTO at SportsVisio
San Francisco, California, United States

Summary

Deep Learning / Computer Vision / AI engineer and leader. I alternate between engineering and leadership roles with each major AI revolution, beginning with classical ML/statistics based-NLP, IoT-based ML, Deep-learning in robotics and computer vision, and finally now with generative models.

I have worked shoulder-to-shoulder with some of the world's leading academics and business leaders to innovate at the edge of human understanding.

Most recently, my work focused on commercialization, with notable early-stage examples including robotic work at Martian and Aeolus, and late-stage Computer Vision work at SportsVisio and Analytics Fire.

At Aeolus, I hired and led a 60-person, PhD-dominated team's prototyping of a dexterous home robot capable of open-ended, complex household tasks, as showcased at CES and used to secure significant funding.

As co-founder at Analytics Fire, I oversaw software development and deployment of billions in IoT assets, and creation of novel AI design-automation for a Fortune 2000 company.

Earlier, I served as a program manager at DARPA, where I managed a $200M+ R&D budget.

One of my most recognized programs was Machine Reading (MR)—an approach that automated construction of high-accuracy, domain-specific text understanding systems based on fusion of statistical machine learning and natural language processing (NLP). The program funded IBM Watson's Jeopardy playing system and precursor of the current generation of Large Language Model NLP systems.

I spent the first third of my career as an individual AI / ML researcher and team lead, generating over 20 patents and 25 peer-reviewed papers for publications such as, American Association for Artificial Intelligence, Symposium on Discrete Algorithms (SODA), as well as teaching graduate students within Columbia University's EE department.

During that time, we defined a new framework for Programming By Demonstration (PBD) that interleaves user script editing with user demonstrations thereby making large-scale PBD practical—these results were incorporated into the IBM's Rational Software suite.

I'm most at home with one foot planted in the fog surrounding cutting edge research and the other in or leading organizations focused on driving that possibility into commercial reality.

───────

Experience

SportsVisio, Inc.
CTO
February 2023 - Present (2 years 3 months)
San Francisco, California, United States

Leading a 20+ Engineer/PhD team in building an automated Computer-Vision-based multi-sports products that accepts cell phone video in and automatically produces per-players stats and highlights out. Hired to fix quality, velocity, personnel, and delivery issues across the Software and AI teams.
-- Replaced the entire AI team; Hired a new QA team.
-- Developed and implemented dozens of SW life cycle processes to streamline team execution.
-- Reframed product scope to match dev resources while still delivering features required to drive sales.
Outcomes:
-- Went from an "unshippable" product to routinely deployed with zero high severity bugs.
-- Raised $5M+ from Tier-1 VCs including Sapphire Ventures.
-- Grew sales from zero to over $300K ARR with 100% sustained quarter or quarter growth.

Analytics Fire (acquired by R-Zero)
Head of Artificial Intelligence / CTO / Co-Founder
2013 - 2022 (9 years)
San Francisco Bay Area

Founded, lead, and sold, 50+ person AI engineering org with a focus on clean-energy. Deliverables included a first-of-a-kind Deep-Learned solar installation designer based on satellite imagery of building roof structures. Our Fortune 1000 client sighted this as "their largest single driver of new revenue growth" when it was released.

Tenure spans the greenfielding-to-operations of more than 45 software and analytics solutions building and operating on behalf of clients including SunPower, Enphase, Boston Scientific, and Arthrex. Our software ecosystems controls a range of over $2B in clean energy and other hardware like a telerobotically operated surgical units.

Aeolus Robotics, Inc.
CTO
2016 - 2018 (2 years)
South San Francisco, California, United States

Tapped as employee #1—following Martian Robotics acquisition—to reimagine Martian IP as an eldercare robot, ultimately deployed through an exclusive relationship with a Japanese conglomerate.

Tenure included demo prototype at CES 2017, helping secure significant follow-on funding; building a 60-member, 8-discipline follow-the-sun HW / SW R&D organization (40+ PhDs, 20+ engineers) remotely distributed across 6 continents, using scaled recruiting to accommodate 2,000+ applicants.

Martian Robots (Acq. Aeolus Robotics)
CTO & Co-founder
2015 - 2016 (1 year)
San Francisco, California, United States

Joined with former CEO of Neto Robotics to found Martian robotics with vision of bringing general purpose robots into homes worldwide. Led 13 engineers in inventing a robotic arm able to clean irregular bathroom surfaces (e. g. the under side of a toilet) using adaptive AI, advanced planning, and sensor feedback loops to create closed-in controlled bathroom scrubbing and wiping.

Innovations included novel topological transform to map any 3D surface onto the 2D plane; and achieving 10x to 100x cost reduction using techniques like motion-by-feel.

PayByGroup
CTO & Co-founder
2011 - 2013 (2 years)
Mountain View, CA

(Acq. by FEVO.) Tapped to reimagined consumer transaction flow for group purchases for travel and retail. Built the payments engine and workflow for multi-stage, contingent, group purchasing.

Defense Advanced Research Projects Agency (DARPA)
Program Manager
2005 - 2011 (6 years)
Fairfax County, Virginia, United States

Recruited to imagine, build, and evolve pioneering AI and ML at the forefront of innovation for private industry, academia, and the U.S. military—serving as one of 130 program managers collectively adjudicating research award applicants and managing ~250 R&D programs.

Leadership included appointment by IPTO's director to serve on the 9-member Senior Advisory Board, identifying IPTO's high-visibility cognitive / computation priorities, along with budgetary justification delivered biannually to the U.S. Congress. Hand-picked by the agency director as one of two PMs briefing the Secretary of Defense.

Owned a $200M+ technical research portfolio to advance machine learning worldwide, including funding and overseeing 100+ scientists.

Three large AI / ML innovation programs included Darpa's Machine Reading Program* (MRP), Bootstrapped Learning Program, and Transfer Learning Program.

Highlights included aiming $125M at the development of fused ML and NLP in mapping unstructured information into structured data; and setting the stage for ongoing transformation from statistical ML to human-like, multi-paradigm ML, and closing the gap between ML and human learning.

* Darpa's reading programs, like MRP, have fueled a revolution that later unlocked field-changing value. MRP tech is core to the IBM Watson system that beat world Jeopardy champion, Ken Jennings.

Oversaw 11 early-stage, Seedling and Sapling Award-winning AI / ML / Cyber programs, including AI explorations such as Attacking Time (pervasive, OS-level capability, inoculating systems against viruses and worms), and Never-ending Learning (statistical triangulation to uncover latent world knowledge underlying web data).

IBM Research
Research Staff Member
1998 - 2005 (7 years)
Yorktown Heights, New York, United States

Recruited from grad school to apply ML and analytics to K-12 developmental reading comprehension—collaboratively developing six products and securing 12 patent filings / publications.

Tenure included making large-scale Programming by Demonstration (PBD) practical—developing core automated scripting algorithm that earned best runner up award and was integrated into the IBM Rational software suite (a $2B acquisition in 2002).

Algorithmic research combined sequence alignment background in bioinformatics with structure-based learning algorithms to learn structured scrips with loops and conditionals. Won 12 FTE-years of "Adventurous Research" (IBM funding; <5% acceptance rate).

Additionally, developed speech analytics for reading tutor rolled out across 5,000+ elementary schools nationwide as part of IBM's Reinventing Education Program, and later extended as a core tool of IBM's philanthropic ESL programs nationwide.

Columbia University in the City of New York
Adjunct Professor
2003 - 2003 (less than a year)
New York, New York, United States

Appointed as part of IBM tenure to serve as co-instructor for "ELEN E 6880 Statistical Pattern Recognition," teaching cutting edge of ML at Columbia

University, helping cultivate the field of AI and IBM's research scientist pipeline.

_____

Education

University of Illinois Urbana-Champaign
PhD, Artificial Intelligence

The Ohio State University
MS, Computer Science

Northern Kentucky University
B.S., Computer Science and Mathematics